SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                          Three year period ending 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)



         1.       Name and business address of person filing statement.

                  See attached Exhibit A.


         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None.


         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  American Electric Power Service Corporation which provides services to American Electric Power Company, Inc. and its subsidiaries.


         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in such position or relationship.

                  See attached Exhibit B.


         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

                  See attached Exhibit C.

                  (b)      Basis for compensation if other than salary.

                  Salary  (including  incentive   compensation,   if  any)  from
                  American Electric Power Service Corporation and directors' fees in certain instances from the subsidiary companies of American Electric Power Company, Inc.



         6. (To be answered in supplementary statement only. See instructions). Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

                  (a)      Total amount of routine expenses charged to client:

                  Not applicable.


                  (b)      Itemized list of all other expenses.

                  None.


         Date:    January 26, 2001


                           American Electric Power Service Corporation


                           By:  /s/ J. Craig Baker
                                    J. Craig Baker

                           By:  /s/ Sabrina V. Campbell
                                    Sabrina V. Campbell

                           By:  /s/ E. Linn Draper, Jr.
                                    E. Linn Draper, Jr.

                           By:  /s/ Thomas M. Hagan
                                    Thomas M. Hagan

                           By:  /s/ Dale E. Heydlauff
                                    Dale E. Heydlauff

                           By:  /s/ Anthony P. Kavanagh
                                    Anthony P. Kavanagh

                           By:  /s/ Martin A. McBroom
                                    Martin A. McBroom

                           By:  /s/ Mark W. Menezes
                                    Mark W. Menezes

                           By:  /s/ Susan Tomasky
                                    Susan Tomasky



                                    EXHIBIT A


Names, positions, corporate affiliations and business addresses of individuals who may act during 2001, 2002, and 2003 in matters included within the exemption provided by paragraph (b) of Rule 71:


American Electric Power Service Corporation


J. Craig Baker
E. Linn Draper, Jr.
Thomas M. Hagan
Dale E. Heydlauff
Susan Tomasky

The business address of each of whom is 1 Riverside Plaza, Columbus, Ohio 43215



Sabrina V. Campbell
Anthony P. Kavanagh
Martin A. McBroom
Mark W. Menezes

The business address of each of whom is 801 Pennsylvania Avenue, N.W., Washington, D.C. 20004



                                    EXHIBIT B


Employer - American Electric Power Service Corporation


Name                                       Position

J. Craig Baker                Senior Vice President-Public Policy
                              of American Electric Power Service Corporation

E. Linn Draper, Jr.           Chairman of the Board, President,
                              and Chief Executive Officer and Director of American Electric Power Service
                              Corporation and American Electric Power
                              Company, Inc., and Chairman of the Board or President, Chief Executive Officer and Director of all majority-owned subsidiaries of American Electric
                              Power Company, Inc.

Thomas M. Hagan               Senior Vice President-Governmental Affairs
                              of American Electric Power Service Corporation.

Dale E. Heydlauff             Senior Vice President-Environmental Affairs
                              of American Electric Power Service Corporation.

Susan Tomasky                 Executive Vice President-Legal, Policy
                              and Corporate Communications and Director of American Electric Power Service
                              Corporation, Secretary of American Electric
                              Power Company, Inc., and Director and
                              Vice President of all principal subsidiary companies of American Electric Power
                              Company, Inc.

Sabrina V. Campbell           Director, Federal Agency Relations of
                              American Electric Power Service Corporation.
                              Duties include representing American
                              Electric Power System's positions before
                              Executive and Legislative branches of
                              the Federal Government.

Anthony P. Kavanagh           Vice President-Governmental Affairs of
                              American Electric Power Service Corporation.
                              Duties include representing American
                              Electric Power System's positions before
                              Executive and Legislative branches of
                              the Federal Government.





Martin A. McBroom             Director-Federal Environmental Affairs of
                              American Electric Power Service Corporation.
                              Duties include representing American
                              Electric Power System's positions before
                              Executive and Legislative branches of
                              the Federal Government.

Mark W. Menezes               Vice President and Associate
                              General Counsel of American Electric
                              Power Service Corporation.
                              Duties include representing American
                              Electric Power System's positions before
                              Executive and Legislative branches of
                              the Federal Government.




                                    EXHIBIT C



                              Salary or                     Company from
Name of Recipient             Other Compensation            Whom Received

J. Craig Baker                Compensation of named         American Electric
Sabrina V. Campbell           individuals is filed under    Power Service
E. Linn Draper, Jr.           confidential treatment        Corporation in each
Thomas M. Hagan               Pursuant to Rule 104(b)       instance
Dale E. Heydlauff
Anthony P. Kavanagh
Martin A. McBroom
Mark W. Menezes
Susan Tomasky